                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  __________

                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No.)/1/

                             MCN Energy Group Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   55267J100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

________________
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                    ----------------------
CUSIP No. 55267J100                  13G                     Page 2 of 4 Pages
----------------------                                    ----------------------

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      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              President and Fellows of Harvard College
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

              Massachusetts
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                               5,877,733 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY                  ---
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                               5,877,733 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                               ---
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                 5,877,733 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

                 6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
                 EP
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------

Item 1

     (a)  Name of Issuer:
                  MCN Energy Group Inc.

     (b)  Address of Issuer's Principal Executive Offices:
                  500 Griswold Street
                  Detroit, MI 48226
Item 2

     (a)  Name of Person Filing:
                  President and Fellows of Harvard College

     (b)  Address of Principal Business Office or, if none, Residence:
                  c/o Harvard Management Company, Inc.
                  600 Atlantic Avenue
                  Boston, MA 02210

     (c)  Citizenship:
                  Massachusetts

     (d)  Title of Class of Securities:
                  Common Stock

     (e)  CUSIP Number:
                  5526J100

Item 3. The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership:


     (a)  Amount beneficially owned:
                  5,877,733 shares

     (b)  Percent of class:
                  6.5%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:
                  5,877,733 shares

          (ii)  Shared power to vote or to direct the vote:

                        __________

          (iii) Sole power to dispose or to direct the disposition of:
                  5,877,733 shares

                               Page 3 of 4 Pages

          (iv)  Shared power to dispose or to direct the disposition of:

                                    _______


Item 5    Ownership of Five Percent or Less of a Class:
                  Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                  Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                  Not Applicable.

Item 9    Notice of Dissolution of Group:
                  Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              PRESIDENT AND FELLOWS OF HARVARD
                                              COLLEGE


                                              By: /s/ Michael S. Pradko
                                                 -------------------------------
                                              Name:  Michael S. Pradko
                                              Title: Authorized Signatory

February 9, 2001

                               Page 4 of 4 Pages